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                             March 24, 2023

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted March 20,
2023
                                                            CIK No. 0001722969

       Dear Mark Hanchett:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing